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ITEM 1.

ITEM 1 (a)       NAME OF ISSUER:

                       First Financial Corporation

ITEM A (b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       One First Financial Plaza
                       P.O. Box 540
                       Terre Haute, IN  47808-0540

ITEM 2.

ITEM 2 (a)       NAME OF PERSON FILING:

                       First Financial Corporation
                       Employee Stock Ownership Plan      35-2702871

ITEM 2 (b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                       One First Financial Corporation
                       P.O. Box 540
                       Terre Haute, IN 47808-0540

ITEM 2 (c)       CITIZENSHIP:

                       Place of Organization:  Indiana

ITEM 2 (d)       TITLE OF CLASS OF SECURITIES:

                       Common Stock without par value

ITEM 2 (e)       CUSIP NUMBER:

                       320218(10)



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ITEM 3.         STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)

                      Not applicable because this is an amendment to an original filing under Section 13(g) (1). The reporting person was a beneficial owner of more than 5 percent of the Issuer's outstanding common stock prior to the Issuer's registration under Section 12(g) of the Securities Exchange Act of 1934.


ITEM 4.         OWNERSHIP.  (as of December 31, 2000):

                (a)   Amount Beneficially Owned:    420,038 shares

                (b)   Percent of Class:     6.27%

                (c)   Number of shares as to which such person has:
                      (i)    sole power to vote or direct the vote       -0-
                      (ii)   shared power to vote or direct the vote     -0-
                      (iii)  sole power to dispose or to direct the
                             disposition of                              -0-
                      (iv)   shared power to dispose or to direct the
                             disposition of                         420,038

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                      Not Applicable

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                      The participants in the First Financial Corporation Employee Stock Ownership Plan ("Plan") have the right to receive the dividends and proceeds from the sale of the securities held by the plan under the conditions set forth in the Plan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                      Not Applicable


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ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                       Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                       Not Applicable

ITEM 10.         CERTIFICATION.

                       Not Applicable


SIGNATURE.

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             FIRST FINANCIAL CORPORATION
                                             EMPLOYEE STOCK OWNERSHIP PLAN

                                             By: Terre Haute First National Bank
                                                      Trustee

                                             By: /s/ Michael A. Carty
                                                --------------------------
                                             Michael A. Carty, Secretary
Dated:  2/13/01
      ----------------------